# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KKR FS Income Trust, CIK 0001930679
CUSIP: 48255N100
Title of class of securities: Common Shares of Beneficial Interest, par value $0.01 per share
Address of issuer's principal executive offices: 201 Rouse Boulevard, Philadelphia, Pennsylvania (PA), 19112
Date of event which requires filing of this statement: 03/05/2025
Amends the filing with accession number 0001140361-23-033099
Filed by CIK 0001820655
Persons authorized to receive notices and communications: Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, 212-750-8300

## Reporting persons
- KKR Alternative Assets LLC (CIK 0001820655): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 943,805.52; shared voting power 0; sole dispositive power 943,805.52; shared dispositive power 0; aggregate amount beneficially owned 943,805.52 (3% of the class)
- KKR Group Assets Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 943,805.52; shared voting power 0; sole dispositive power 943,805.52; shared dispositive power 0; aggregate amount beneficially owned 943,805.52 (3% of the class)
- KKR Group Assets II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 943,805.52; shared voting power 0; sole dispositive power 943,805.52; shared dispositive power 0; aggregate amount beneficially owned 943,805.52 (3% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 943,805.52; shared voting power 0; sole dispositive power 943,805.52; shared dispositive power 0; aggregate amount beneficially owned 943,805.52 (3% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 943,805.52; shared voting power 0; sole dispositive power 943,805.52; shared dispositive power 0; aggregate amount beneficially owned 943,805.52 (3% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 943,805.52; shared voting power 0; sole dispositive power 943,805.52; shared dispositive power 0; aggregate amount beneficially owned 943,805.52 (3% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 943,805.52; shared voting power 0; sole dispositive power 943,805.52; shared dispositive power 0; aggregate amount beneficially owned 943,805.52 (3% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 943,805.52; shared voting power 0; sole dispositive power 943,805.52; shared dispositive power 0; aggregate amount beneficially owned 943,805.52 (3% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 943,805.52; sole dispositive power 0; shared dispositive power 943,805.52; aggregate amount beneficially owned 943,805.52 (3% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 943,805.52; sole dispositive power 0; shared dispositive power 943,805.52; aggregate amount beneficially owned 943,805.52 (3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest, par value $0.01 per share
Name of issuer: KKR FS Income Trust
Address of issuer's principal executive offices: 201 Rouse Boulevard, Philadelphia, Pennsylvania (PA), 19112
Comment:
This amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on June 9, 2023, as amended by Amendment No. 1 on July 5, 2023 (as amended the "Schedule 13D"), relating to the common shares of beneficial interest, par value $0.01 per share (the "Shares"), of KKR FS Income Trust (the "Issuer"), a Delaware statutory trust that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

This Amendment No. 2 is being filed to update the aggregate percentage of the Issuer's Shares beneficially owned by the Reporting Persons due to dilution caused by the Issuer's issuance of additional Shares from time to time since the date of the filing of Amendment No. 1 and not in connection with a disposition of any Shares by the Reporting Persons. This Amendment No. 2 constitutes an exit filing of the Reporting Persons, in respect of the Shares previously reported as beneficially owned by the Reporting Persons.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby amended and supplemented to include an amended and restated Annex A attached to this Amendment No. 2 to Schedule 13D as Exhibit 99.1, which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a), 5(b) and 5(e) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

The Reporting Persons beneficially own an aggregate of 943,805.5246 Shares, representing 3.0% of the outstanding Shares. The percentages of beneficial ownership in this Schedule 13D are based on 31,149,293.578 Shares outstanding as of February 21, 2025 as disclosed by the Issuer in the Form 8-K filed with the Securities and Exchange Commission on February 21, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As described herein, as of the date hereof, none of the Reporting Persons beneficially own more than five percent of the outstanding Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows

Exhibit No. Description
99.1 Annex A Directors of KKR & Co. Inc.

## Signatures
- KKR Alternative Assets LLC: /s/ Christopher Lee, Christopher Lee, Secretary (03/05/2025)
- KKR Group Assets Holdings II L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Assets II GP LLC, its general partner (03/05/2025)
- KKR Group Assets II GP LLC: /s/ Christopher Lee, Christopher Lee, Secretary (03/05/2025)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Holdings Corp., its general partner (03/05/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (03/05/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (03/05/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (03/05/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (03/05/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (03/05/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (03/05/2025)